                               STATE FARM FUNDS
                      INDIVIDUAL RETIREMENT ACCOUNT PLAN
                             DISCLOSURE STATEMENT

The following information is provided to you in accordance with the requirements of the Internal Revenue Service regulations. You should read this Disclosure Statement together with the Individual Retirement Account Plan, the Custodial Account Agreement and the State Farm Funds prospectuses. This is not a comprehensive discussion of the applicable law; nor is it intended to serve as a substitute for the advice of your lawyer, accountant or other personal tax or financial adviser.

1. Irrevocability of Account

  The Internal Revenue Service requires that you receive this Disclosure Statement at least 7 days prior to the establishment of your Individual Retirement Account (IRA). Because of this, your Application will not be accepted by the Custodian and your account will not be established until at least 7 days after the date you receive this Disclosure Statement. Once your Application for a State Farm Funds IRA is received and accepted by the Custodian, it cannot be revoked by you.

2. Internal Revenue Service Approval

  The State Farm Funds Individual Retirement Account Plan and Custodial Account Agreement have been approved as to form by the Internal Revenue Service. Their approval is a determination only as to form and not to the merits of the account.

3. Eligibility

  Participation in the State Farm Funds IRA Plan is limited to Agents and Employees of the State Farm Insurance Companies and members of their families.

4. General Information

  An IRA must be a United States trust or custodial account created for the exclusive benefit of an individual and his/her beneficiary. The trustee or custodian must be either a bank or such other person who has been approved by the Secretary of the Treasury. No part of the contributions may be invested in either life insurance contracts or collectibles (such as art works, antiques, stamps, coins, etc.) as defined in section 408(m) of the Internal Revenue Code. The assets of the IRA can not be commingled with other property except in a common trust fund or common investment fund. In addition, an individual's right to the entire balance in his/her account must at all times be nonforfeitable.

  As with most laws which provide special tax treatment, there are certain restrictions and limitations. The pertinent Federal tax laws include requirements relating to contributions, use of account assets, and when and how distributions can be made to you and your beneficiary.

5. Contributions

  You may make contributions to your IRA for a taxable year if you receive compensation during such year. Compensation includes your wages and salary as an employee and earnings from self-employment, such as professional fees and other amounts for your personal services. However, only a limited amount of contributions can be made each year to your IRA.
  Limitations - Regular Contributions. Your contributions to your IRA are limited to the lesser of 100% of your compensation or $2,000 annually. If both you and your spouse had compensation during the taxable year, then you may each establish a separate IRA and each of you may make contributions to your separate IRAs up to the lesser of 100% of your respective compensations or $2,000 annually.
  Limitations - Spousal Contributions. If you had compensation during the taxable year, your spouse either had no compensation or elected to be treated as if he/she had no compensation, and you file a joint tax return, you may make contributions to your IRA and a separate IRA for your spouse. Under such an arrangement, you may make total contributions to both accounts up to the lesser of 100% of your compensation or $2,250 annually. To qualify for the maximum deduction, both IRAs must be funded, but you determine how much to contribute to each account. However, you can not contribute more than $2,000 annually to either account. If a spousal IRA deduction is claimed on your tax return for the taxable year, your spouse is deemed to have elected to be treated as having no compensation.
  Deductibility of Contributions. Contributions (other than Rollover Contributions) to your IRA (or your spouse's IRA) may be deductible from your gross income on your Federal income tax return depending upon your adjusted gross income and whether or not you are an active participant in a retirement plan qualified under section 401(a) of the Internal Revenue Code, an annuity plan under section 403(a) of the Code, an annuity contract under section 403(b) of the Code, a simplified employee pension under section 408(k) of the Code or a plan established for its employees by the United States, by a State or political subdivision or by an agency or an instrumentality of a State or political subdivision. You are permitted to make deductible IRA contributions up to the lesser of $2,000 or 100% of compensation if you are not an active participant (or, if you are married and file a joint return, neither you nor your spouse is an active participant) in any of the above-mentioned employer-maintained retirement plans for any part of the plan year ending with or within your taxable year.
  Even though you are an active participant in an employer-maintained plan, you are permitted to make deductible IRA contributions up to the lesser of $2,000 or 100% of compensation if you (or you and your spouse if a joint return is filed) have adjusted gross income that does not exceed an applicable dollar amount. The applicable dollar amount is (1) $25,000 in the case of an individual, (2) $40,000 in the case of a married couple filing a joint return, and (3) $0 in the case of a married couple filing separately. If your adjusted gross income exceeds the applicable dollar amount (and you are an active participant in one of the above plans), you may make deductible contributions; however, the IRA deduction limit (including the spousal IRA deduction limit) is reduced by an amount that bears the same ratio to the applicable dollar limit as your adjusted gross income in excess of the applicable dollar limit bears to $10,000. Accordingly, you may not make deductible IRA contributions if your adjusted gross income is (1) $35,000 or more, in the case of an individual, (2) $50,000 or more in the case of a married couple filing a joint return, and (3) $10,000 or more in the case of a married couple filing separately. To qualify as a deductible contribution, your contribution must be made no later than the due date for filing your Federal income tax return

(not including any extensions). No deduction for contributions is allowed for any year in which you are age 70-1/2 or older. Similarly, no deduction is allowed for a contribution to your spouse's IRA in any year in which he/she is age 70-1/2 or older.
  You may also make designated nondeductible IRA contributions to the extent that deductible contributions are not allowed. Thus, you may make nondeductible contributions to the extent of the excess of (1) the lesser of $2,000 ($2,250 in the case of a spousal IRA) or 100% of compensation over (2) your IRA deduction limit. Additionally, you may elect to treat deductible IRA contributions as nondeductible. Nondeductible IRA contributions must be designated as such on your tax return in the manner prescribed by the Secretary of the Treasury. Nondeductible contributions may be made no later than the due date for filing your Federal income tax return (not including extensions).
  Excess Contributions. Any contributions to your IRA (including spousal contributions to your spouse's IRA) which exceed the maximum allowable contribution are excess contributions. Any excess contributions which are not withdrawn or eliminated prior to the due date for filing your Federal income tax return (including any extensions) will be subject to a 6% penalty tax under section 4973 of the Internal Revenue Code.

6. Rollover Contributions

  All or a portion of certain distributions from qualified employer plans or tax-sheltered annuities, and distributions from other IRA plans may be "rolled-over" tax-free to an IRA, if the rollover (transfer) is made within 60 days after receipt of the distribution. Rollovers from qualified employer plans and tax-sheltered annuities will be retained in a Special IRA and, under certain conditions, may be subsequently "rolled-over" tax-free to another qualified employer plan or tax-sheltered annuity.
  Strict limitations set forth in section 408(d)(3) of the Internal Revenue Code apply to rollovers. You should seek competent tax advice in order to ensure compliance with the rules governing tax-free rollovers.

7. Distributions

  Income Tax Treatment. Federal income tax on your deductible IRA contributions, earnings on such contributions as well as earnings on your nondeductible contributions, generally, is deferred until you begin to receive distributions from your account. Such distributions are taxed as ordinary income regardless of their original source. On the other hand, the distributions of your nondeductible contributions are generally not subject to income tax at the time of the distributions since such contributions were previously subject to the income tax.
  Normal Distributions. The entire interest in your account must be distributed to you, or begin to be distributed to you, no later than April 1 of the calendar year following the calendar year in which you reach age 70-1/2. Distributions may be in single sum payments; substantially equal or unequal installment payments over a period which can not exceed your life expectancy or the joint life expectancy of you and your beneficiary; or by purchase of an immediate or deferred annuity.
  Minimum Distributions. In calendar years after the calendar year in which you reach age 70-1/2, the law requires you to receive at least a minimum distribution from your account each year. A 50% penalty tax may be imposed on any deficiency between the distributions received by you and minimum required distributions under section 4974 of the Internal Revenue Code.
  Distributions after Death. If you die before the distribution from your account has begun, the portion of your account balance which is payable to a designated beneficiary must be distributed to the beneficiary over a period not to exceed the life expectancy of such beneficiary; any portion not payable to a designated beneficiary must be distributed by December 31 of the calendar year containing the fifth anniversary of your death. Additionally, if your designated beneficiary is your surviving spouse, such spouse may elect, within the five-year period commencing with your death, to receive substantially equal payments over a period not to exceed the life expectancy of such spouse beginning by the later of 1) December 31 of the calendar year following the date of your death, or 2) December 31 of the calendar year in which you would have reached age 70-1/2. The surviving spouse could change the frequency or amount of these payments (subject to the limits of the preceding sentence) at any time.
  Alternatively, your surviving spouse designated beneficiary may elect to treat the account as his/her own IRA; this election will be deemed to have been made if your spouse makes a regular or rollover contribution to the account or if your spouse fails to elect any other distribution option. For the purposes of this paragraph, any amount paid to your child will be treated as if it had been paid to your spouse if the remainder of the interest becomes payable to your surviving spouse when the child reaches the age of majority.
  If you die after the distribution from your account has begun, but before the entire interest has been distributed, the remaining balance of your account must be distributed to the designated beneficiary at least as rapidly as under the method of distribution being used on the date of your death; any portion not payable to a designated beneficiary must be distributed at least as rapidly as under the method of distribution being used on the date of your death, but in no event over a period beyond December 31 of the calendar year containing the fifth anniversary of your death.
  Premature Distributions. An IRA is intended as a savings plan to accumulate funds for retirement. Accordingly, section 72(t) of the Internal Revenue Code imposes a penalty on certain premature distributions. Generally, if you receive a distribution from your account before you reach age 59-1/2, to the extent that such distribution will be taxable as ordinary income, it will also be subject to an additional 10% penalty tax. The additional 10% penalty tax does not apply when distributions are made because of a permanent disability or your death. Furthermore, this penalty does not apply to a distribution of an excess contribution which is timely withdrawn or in the case of a qualifying rollover distribution.

8. Prohibited Transactions

  If you or your beneficiary were to engage in any prohibited transactions (described in section 4975(c) of the Internal Revenue Code) with respect to your IRA (such as any sale, exchange or leasing of any property between you and the account; or any other interference with the independent status of the account) then the account would lose its tax-exempt status by reason of section 408(e)
(2)(A) of the Internal Revenue Code and the entire account balance would be treated as having been distributed to you in the year during which the prohibited transactions occurred. The value of the entire account would be included in your gross income and taxed as ordinary income. In addition, if you are under age 59-1/2, the "distribution" would also be subject to the additional 10% penalty tax imposed on premature distributions.

9. Prohibited Transactions - Loans

  You are not permitted to pledge or otherwise use any portion of your IRA as collateral for a loan. If you do use a portion of your account as collateral, the portion used will be deemed to have been distributed to you by reason of section 408(e)(4) of the Internal Revenue Code. The value of the portion "distributed" would be included in your gross income and taxed as ordinary income. In addition, if you are under age 59-1/2, the portion "distributed" would also be subject to the additional 10% penalty tax imposed on premature distributions.

10. Federal Estate and Gift Taxes

  Transfers of IRA amounts are generally subject to estate and gift taxes in the absence of any applicable exclusion (such as the unlimited marital deduction or the unified estate and gift tax credit).

11. Reports to the Internal Revenue Service

  You must file Form 5329 with the Internal Revenue Service for each taxable year that you owe penalty taxes on excess contributions, premature distributions, prohibited transactions and underdistributions.

12. Investment of Contributions

  Contributions to your IRA and the earnings thereon, will be invested in shares of the State Farm Funds selected by you. The assets in your IRA will be held in a custodial account exclusively for your benefit and the benefit of your designated beneficiary. The balance in your IRA represents a separate account which is clearly identified as your property. Your right to the entire balance in your account is nonforfeitable.

13. Financial Information

  Growth in value of the mutual fund shares held in your account cannot be guaranteed or projected. The earnings on your account will be derived from the dividends and capital gain distributions (if any) received on the shares of the State Farm Funds in your account and will be used to purchase additional shares. The income and operating expenses of the mutual fund you select, as well as any increase or decrease in the market value of the underlying assets of the mutual fund, affects the value of its shares, and therefore the value of the shares in your account. Additional information regarding each of the State Farm Funds available for investment in your IRA may be obtained from each Fund's prospectus.
  Fees and other expenses of maintaining your account may be charged to your account or directly to you by the Custodian. The Custodian's annual maintenance fee is $1.00.

14. Additional Information

  Further information concerning IRAs can be obtained from any district office of the Internal Revenue Service.